APPENDIX A

Fund	Advisory Fee	Effective Date*
North Square Oak Ridge Small Cap Growth Fund	0.85%	9/27/2018
North Square Oak Ridge All Cap Growth Fund	0.70%	9/27/2018
North Square Oak Ridge Dividend Growth Fund	0.75%	9/27/2018
North Square Dynamic Small Cap Fund	0.90%	9/27/2018
North Square Multi Strategy Fund	0.04%**	9/27/2018
North Square Strategic Income Fund	0.70%	12/17/2019
North Square Advisory Research All Cap Value Fund	0.70%	12/17/2019
North Square Altrinsic International Equity Fund	0.80%	8/6/2020
North Square McKee Bond Fund	0.24%	8/6/2020
North Square Tactical Growth Fund	1.06%	12/16/2020
North Square Tactical Defensive Fund	1.25%	12/16/2020
North Square Trilogy Alternative Return Fund	1.25%	12/16/2020

* Effective Date represents date of Board approval for each respective fund.

** Net of Advisory fee waivers for investments made in affiliated funds.